Exhibit 99.1

AutoNavi Announces Closing of Merger

BEIJING, July 17, 2014 — AutoNavi Holdings Limited (the “Company” or “AutoNavi”) (Nasdaq: AMAP) announced today the completion of the merger (the “merger”) with Ali ET Investment Holding Limited (“Merger Sub”), a wholly-owned subsidiary of Alibaba Investment Limited (“Parent”), pursuant to the agreement and plan of merger (the “merger agreement”) dated April 11, 2014 by and among Parent, Merger Sub and the Company.  As a result of the merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the merger agreement, each of the Company’s ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”) issued and outstanding immediately prior to the effective time of the merger has been canceled in exchange for the right to receive US$5.25  in cash without interest, and each of the Company’s American depositary shares, each representing four Ordinary Shares (the “ADSs”) issued and outstanding immediately prior to the effective time of the merger has been canceled in exchange for the right to receive US$21.00 in cash without interest (less a cancellation fee of up to US$5.00 per 100 ADSs (or any fraction thereof)), other than (a) any Ordinary Shares and series A convertible preferred shares, par value US$0.0001 per share (the “Preferred Shares” and together with the Ordinary Shares, the “Shares”) beneficially owned by Alibaba Group Holding Limited or any of its subsidiaries, including all issued and outstanding Preferred Shares, (b) Shares owned by the Company or its subsidiaries, if any, (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Companies Law, and (d) Shares issued, outstanding and reserved (but not yet allocated) by the Company, immediately prior to the effective time of the merger for settlement upon the exercise and/or vesting of any option or restricted share award of the Company issued under its share incentive plans (the Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”).

Shareholders of record as of the effective time of the merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. As soon as practicable after the date of this announcement, Deutsche Bank Trust Company Americas, in its capacity as ADS depositary (the “ADS Depositary”) will call for the surrender of all ADSs (other than any ADS that represents Excluded Shares) for delivery of the merger consideration. Upon the surrender of ADSs, the ADS Depositary will pay to the surrendering holders US$21.00 per ADS surrendered in cash without interest (less an ADS cancellation fee of up to US$5.00 per 100 ADSs (or any fraction thereof)).

The Company also announced today that it has requested that trading of its ADSs on the Nasdaq Global Market ( “Nasdaq”) be suspended. The Company requested Nasdaq to file Form 25 with the Securities and Exchange Commission (the “SEC”) to delist the Company’s ADSs and deregister the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

AutoNavi:	Alibaba:

Investor Relations	Ashley Zandy
AutoNavi Holdings Limited	Alibaba Group Holding Limited
Tel: +86-10-8410-7883	Tel: +1-917-655-7276
E-mail: ir@autonavi.com	E-mail: ashleyzandy@alibaba-inc.com

Derek Mitchell	Florence Shih
Ogilvy Financial, Beijing	Alibaba Group Holding Limited
Tel: +86-10-8520-3073	Tel: +852-2215-5114
E-mail: amap@ogilvy.com	E-mail: florenceshih@hk.alibaba-inc.com

Justin Knapp	Paul Kranhold
Ogilvy Financial, U.S.	Sard Verbinnen
Tel: +1-616-551-9714	Tel: +1-415-618-8750
E-mail: amap@ogilvy.com	Email: pkranhold@sardverb.com

Reze Wong
Sard Verbinnen & Co
Tel: +1-415-618-8750
E-mail: rwong@sardverb.com